Exhibit 99.1

ITURAN LOCATION & CONTROL LTD.
ACQUIRES MAPA GROUP FOR $9.9 MILLION

Mapa Group is the largest provider of geographic information (GIS) in Israel

Azour, Israel – April 26, 2007. Ituran Location & Control Ltd. (NASDAQ, TASE: ITRN) (the “Company”) has announced that today the Company entered into an agreement with the shareholders of Mapa (the “Mapa Group”). Pursuant to the agreement, the Company will purchase the full share capital of Mapa Group for approx. US$9.9 million. In addition, Ituran will pay an additional sum of approx. US$3.1 million to Mapa Group, which will be used to repay Mapa Group’s loans to its shareholders. Upon closing of the transaction, the Company will own 100% of the issued share capital of the Mapa Group.

The acquisition of the Mapa Group will be financed from the Company’s internal cash resources and IPO proceeds, and is subject to the approval of the Israeli Commissioner for Restrictive Trade Practices and a withholding tax exemption certificate to be issued by the Israeli Tax Authorities.

The Mapa Group is the leading and largest provider of geographic information (GIS) in Israel and owner of geographic information database for navigation in Israel, GISrael.  The Mapa Group is currently one of the most dynamic content provider companies in Israel and a leader in several areas.  The Mapa Group comprises of three creative departments: geographic databases, publishing, and a website, which is the leading geographical database website in Israel.  Mapa GISrael deals with business mapping, satellite navigation, as well as various location based services.

According to the Mapa Group’s audited annual financial statements for the year ended December 31, 2006, negative shareholders equity totaled approx. US$0.4 million with total assets of approx. US$4.4 million. Revenues for 2006 totaled approx. US$7.3 million, gross profit totaled approx. US$4.4 million, operating profit totaled approx. US$2.5 million and 2006 net profit totaled approx. US$2.8 million.*

Eyal Sheratzky, Co-CEO of Ituran commented, “The Mapa acquisition represents a major step in strengthening our position in the field of location based services in Israel, by leveraging the best platform available. Mapa is uniquely positioned as the main provider of the geographic information database for navigation in Israel. These unique capabilities will not only serve Ituran as a location based service provider, but will also allow us to sell the rights for using the database to other location based service providers, including the cellular operators who see this as one of the fastest growing areas.”

“This is a highly synergetic acquisition for Ituran. Not only does is strengthen our location based services, it also meets our strategic goal to further expand our service offering in regions in which we already operate, such as value added services, which we see as one of the Company’s growth engines, while, at the same time, being a financially sound acquisition, accretive from day one to the Ituran Group,” concluded Mr. Sheratzki

Dani Tracz, CEO of Mapa Mapping and Publishing Ltd said, “We are proud to become part of the Ituran Group and see many synergies between Ituran and Mapa’s operations. We are confident that, together with Ituran, we will bring our business to the next level in terms of services while further expanding our customer base, generating growth and increased profitability.”

*the numbers are presented in nominal values and the financial statements were prepared based on Israeli GAAP.

Ituran provides location-based services, consisting predominantly of stolen vehicle recovery and tracking services, as well as wireless communications products used in connection with its location-based services and various other applications. Ituran offers mobile asset location, Stolen Vehicle Recovery, management & control services for vehicles, cargo and personal security, and radio frequency identification products for various purposes including automatic meter reading, electronic toll collection and homeland security applications. Ituran’s subscriber base has been growing significantly since the Company’s inception to over 400,000 subscribers distributed globally. Established in 1995, Ituran has approximately 800 employees worldwide, provides its location based services and has a market leading position in Israel, Brazil, Argentina and the United States. The company also sells its products in China and South Korea.

Certain statements in this press release are “forward-looking statements” within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates” or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

Contact: International Investor Relations

Ehud Helft
Kenny Green
info@gkir.com
GK Investor Relations
(US) +1-646 201 9246

Investor Relations in Israel

Oded Ben Chorin (oded@km-ir.co.il)
KM Investor Relations
(Israel) +972-3-5167620